MECHEL REPORTS 1Q2015 OPERATIONAL RESULTS

Moscow, Russia – June 23, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2015 operational results.

Production and sales for 1Q2015

Production:

Product Name	1Q2015, thousand	1Q2014, thousand	%	1Q2015, thousand	4Q2014, thousand	%
	tonnes	tonnes		tonnes	tonnes
Run-of-Mine
Coal	5,506	5,565	-1	5,506	5,617	-2

Pig Iron	1,051	935	12	1,051	1,036	+1

Steel	1,102	1,031	7	1,102	1,087	1

Sales:

	1Q2015, thousand	1Q2014, thousand		1Q2015, thousand	4Q2014, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Coking coal
concentrate	2,040	2,611	-22	2,040	2,359	-14
PCI	653	590	11	653	620	5
Anthracites	544	482	13	544	581	-6
Steam coal	1,476	1,361	8	1,476	1,790	-18
Iron ore concentrate	707	973	-27	707	615	15
Coke	767	757	1	767	913	-16
Ferrosilicon	22	22	1	22	22	-2
Flat products	117	112	4	117	119	-1
Long products	637	782	-18	637	678	-6
Billets	81	34	137	81	37	119
Hardware	171	177	-4	171	183	-7
Forgings	14	12	19	14	13	6
Stampings	13	22	-43	13	20	-36
Electric power generation (thousand kWh)	1,168,791	1,011,191	16	1,168,791	1,084,708	8
Heat power generation (Gcal)	2,103,085	2,303,051	-9	2,103,085	1,940,860	8

Key investment projects progress

Universal rolling mill:

Product Name	1Q2014, tonnes	2Q2014, tonnes	3Q2014, tonnes	4Q2014, tonnes	2014, tonnes	1Q2015, tonnes	1Q2015 / 1Q2014,
							%
Rails, rebar and
shapes	21,946	29,707	33,363	39,417	124,433	43,825	100

Elga Coal Complex:

Product Name	1Q2014, thousand tonnes	2Q2014, thousand tonnes	3Q2014, thousand tonnes	4Q2014, thousand tonnes	2014, thousand tonnes	1Q2015, thousand tonnes	1Q2015 / 1Q2014,
							%
Run-of-mine coal	51	173	521	481	1,224	842	1,561

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the 1Q2015 operational results:

“In 1Q2015, the Group’s enterprises yielded stable results despite market volatility and low prices on our mining division’s key products. As a whole, we maintained production at planned levels, and even improved on several counts. For example, at the Group’s key investment project, the Elga deposit, we nearly doubled coal output as compared to 4Q2014.

“In the mining division, coking coal concentrate sales went down by 14% as compared to the previous quarter due to a reduction in export sales. A large volume of coking coal concentrate was redirected to the domestic market as domestic prices were more attractive.

“At the same time, PCI sales went up by 5% due to the increased demand in Asia Pacific, primarily in China. Anthracite sales in 1Q2015 went down by 6% due to a decrease in supplies to CIS customers. Nevertheless, there is an increase in anthracite supplies to Chelyabinsk Metallurgical Plant as compared to 1Q2014, as using anthracite as fuel instead of expensive coke fines enabled the plant to significantly cut costs in producing agglomerate (iron-containing ore for pig iron production).

“Steam coal sales went down by 18% quarter-on-quarter, which is due to a weaker European demand.

“An increase in price and demand for iron ore concentrate in Asian markets in 1Q2015 stimulated the 15-percent increase in supplies to this region’s customers.

“The company’s steel segment in 1Q2015 continued working on improving the division’s profitability, which was made possible due to record low prices on chief raw materials for steelmaking — coking coal and iron ore — and favorable price dynamics for ready products. Nevertheless, we expect a slump in demand from construction companies and a narrowing of Russia’s steel products market (particularly for rebar and hardware) throughout 2015.

“The decrease of overall sales of flat and long rolls in 1Q2015 quarter-on-quarter by 1% and 6% accordingly was due to the closure of several Mechel Service Global subsidiaries in Western Europe. At the same time, Chelyabinsk Metallurgical Plant in 1Q2015 increased long rolls sales to state-run companies partially owned by the state.

“At the universal rolling mill, new types of products are continuously mastered, with some 20 new types to be produced in 2015. In 1Q2015 the mill produced and shipped off double the volume of products as compared to the same period last year. The mill’s construction beam currently takes up more than a quarter of the domestic market. Meanwhile the rail certification procedure is in its final stage — we expect to obtain certificates in a near future, which will enable us to begin shipping our product to Russian Railways. We expect that such major infrastructure transport projects like the high-speed Moscow-Kazan railway will give a powerful impulse to the development of rail production and enable us to bring the universal rolling mill to maximum load.

“In 4Q2014 we signed a profitable contract for billet sales and have already supplied in 1Q2015 the surplus of billets that had accumulated at our European storages. Thus the results for this product’s sales show a 119-percent increase quarter-on-quarter.

“In 1Q2015 we increased forgings sales by 6% due to an increased demand in Europe. We have seen a 36-percent slump in stampings sales in this accounting period due to a weaker demand from mechanical engineering companies which are cutting down on acquiring spare parts for production and repairs of rolling stock.

“The power division’s enterprises in 1Q2015 increased production of electricity and heat by 8%, which is largely due to seasonal highs in demand.”

***

Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.